UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)

SPECTRUM BRANDS LEGACY, INC.

(formerly named Spectrum Brands Holdings, Inc.)

(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)

(Title of Class of Securities)

84763R101

(CUSIP Number)

Nathan E. Fagre, Esq.

Senior Vice President, General

Counsel and Secretary

Spectrum Brands Holdings, Inc.

3001 Deming Way

Middleton, Wisconsin 53562

(608) 275-3340

(Name, Address and Telephone Number of Person Authorized toReceive Notices and Communications)

July 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84763R101

1.	Names of Reporting Persons Spectrum Brands Holdings, Inc. (formerly named HRG Group, Inc.)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 100
	8.	Shared Voting Power
	9.	Sole Dispositive Power 100
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

This Amendment No. 18 (“Amendment No. 18”) to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed on January 18, 2011, as amended by Amendment No. 1 to the Schedule 13D filed by the undersigned on July 1, 2011, Amendment No. 2 to Schedule 13D filed by the undersigned on July 26, 2011, Amendment No. 3 to Schedule 13D filed by the undersigned on August 2, 2011, Amendment No. 4 to Schedule 13D filed by the undersigned on September 16, 2011, Amendment No. 5 to Schedule 13D filed by the undersigned on December 13, 2011, Amendment No. 6 to Schedule 13D filed by the undersigned on January 20, 2012, Amendment No. 7 to Schedule 13D filed by the undersigned on February 9, 2012, Amendment No. 8 to Schedule 13D filed by the undersigned on March 14, 2012, Amendment No. 9 to Schedule 13D filed by the undersigned on April 5, 2012, Amendment No. 10 to Schedule 13D filed by the undersigned on October 26, 2012, Amendment No. 11 to Schedule 13D filed by the undersigned on March 21, 2013, Amendment No. 12 to Schedule 13D filed by the undersigned on June 7, 2013, Amendment No. 13 to Schedule 13D filed by the undersigned on December 3, 2014, Amendment No. 14 to Schedule 13D filed by the undersigned on May 27, 2015, Amendment No. 15 to Schedule 13D filed by the undersigned on January 17, 2017, Amendment No. 16 to Schedule 13D filed by the undersigned on December 19, 2017 and Amendment No. 17 to Schedule 13D filed by the undersigned on February 26, 2018 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares” or “Issuer common stock”), of Spectrum Brands Legacy, Inc. (formerly named Spectrum Brands Holdings, Inc.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3001 Deming Way, Middleton, Wisconsin 53562.

Item 2. Identify and Background.

Schedule A, containing the information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of Spectrum Brands Holdings, Inc., a Delaware corporation (f/k/a HRG Group, Inc.) (“HRG” or the “Company”), under the heading “Company Executive Officers and Directors,” is hereby amended and restated in its entirety in the form attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following information:

The descriptions in Item 4 to this Amendment No. 18 are hereby incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following:

On July 13, 2018, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of February 24, 2018, as amended by Amendment No. 1, dated as of June 8, 2018 (as so amended, the “Merger Agreement”), by and among the Issuer, the Company, HRG SPV Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of the Company (“Merger Sub I”), and HRG SPV Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Company, Merger Sub I merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of the Company.

At the effective time of the Merger (the “Effective Time”), (i) each share of Issuer common stock issued and outstanding immediately prior to the Effective Time (other than shares held in the treasury of the Issuer or owned or held, directly or indirectly, by the Company or any wholly owned subsidiary of the Issuer or the Company, which were cancelled and no consideration was paid with respect thereto) was converted into the right to receive one share of common stock, par value $0.01 per share, of the Company and (ii) each share of common stock, par value $0.01 per share, of Merger Sub I issued and outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.. As a result of the foregoing, the Company is the holder of 100 shares of Issuer common stock which represent all of the outstanding shares of the Issuer.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and Amendment No. 1 thereto, copies of which are filed as Exhibits Z and EE hereto, respectively, and incorporated into this Amendment No. 18 by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The descriptions in Item 4 to this Amendment No. 18 are hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following information:

The descriptions in Item 4 to this Amendment No. 18 are hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Z: Agreement and Plan of Merger, dated as of February 24, 2018, by and among HRG Group, Inc., Spectrum Brands Holdings, Inc., HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 26, 2018).

Exhibit EE: Amendment No. 1 to Agreement and Plan of Merger, dated as of June 8, 2018, by and among Spectrum Brands Holdings, Inc., HRG Group, Inc., HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on June 8, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2018

SPECTRUM BRANDS HOLDINGS, INC.

By:	/s/ Nathan E. Fagre
	Name:	Nathan E. Fagre
	Title:	Senior Vice President, Secretary and General Counsel

Schedule A

Company Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation
David M. Maura	c/o Spectrum Brands Holdings, Inc. 3001 Deming Way Middleton, Wisconsin 53562	U.S.	Executive Chairman of the Board and Chief Executive Officer

Kenneth C. Ambrecht	c/o Spectrum Brands Holdings, Inc. 3001 Deming Way Middleton, Wisconsin 53562	U.S.	Director

Norman S. Matthews	c/o Spectrum Brands Holdings, Inc. 3001 Deming Way Middleton, Wisconsin 53562	U.S.	Director

Terry L. Polistina	c/o Spectrum Brands Holdings, Inc. 3001 Deming Way Middleton, Wisconsin 53562	U.S.	Director

Hugh R. Rovit	c/o Spectrum Brands Holdings, Inc. 3001 Deming Way Middleton, Wisconsin 53562	U.S.	Director

Joseph S. Steinberg	c/o Spectrum Brands Holdings, Inc. 3001 Deming Way Middleton, Wisconsin 53562	U.S.	Director

David S. Harris	c/o Spectrum Brands Holdings, Inc. 3001 Deming Way Middleton, Wisconsin 53562	U.S.	Director

Douglas L. Martin	c/o Spectrum Brands Holdings, Inc. 3001 Deming Way Middleton, Wisconsin 53562	U.S.	Executive Vice President and Chief Financial Officer

Nathan E. Fagre	c/o Spectrum Brands Holdings, Inc. 3001 Deming Way Middleton, Wisconsin 53562	U.S.	Senior Vice President, General Counsel and Secretary

Stacey L. Neu	c/o Spectrum Brands Holdings, Inc. 3001 Deming Way Middleton, Wisconsin 53562	U.S.	Senior Vice President of Human Resources